UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-SB12G/A
Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES
SMALL BUSINESS ISSUERS
UNDER SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

ARBOR, INC.
(Name of Small Business Issuer in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	Applied For (IRS Employer Identification Number)
28 Lavalencia Garden, N.E., Calgary, AB T1Y 6P4 (Address of principal executive offices)	(780) 452-2587 (Issuers Telephone Number)

Securities to be registered pursuant to section 12 (b) of the Act
Title of each class to be registered: NONE
Name of each exchange on which each class is to be registered: NONE

Securities to be registered pursuant to section 12 (g) of the Act:

Title of each class to be registered:
Name of each exchange on which each class is to be registered:

Common stock, $0.001 par value
Arbor, Inc.

Form 10-SB
Table of Contents
ALTERNATIVE 3

ITEM 1. DESCRIPTION OF BUSINESS

1:1 Forward-looking Statements

Certain statements made in this Registration Statement are "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) regarding the plans and objectives of management for future operations. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Arbor, Inc., a Nevada corporation (the "Company") to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements the forward-looking statements made in this Report are based on current expectations that involve numerous risks and uncertainties. The Company's plans and objectives are based, in part, on assumptions involving the growth and expansion of business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that its assumptions underlying the forward-looking statements are reasonable, and of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements made in this Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements made in this Report, inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

In addition, this Registration Statement includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider," or similar expressions are used.

In summary, forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. In addition, the Company does not have any intention or obligation to update forward-looking statements after the effectiveness of this Registration Statement, even if new information, future events or other circumstances have made them incorrect or misleading. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in Section 21E of the Exchange Act. The Securities and Exchange Commission has not and will not be making any determination as to whether the disclosures (including, e.g., cautionary language or the placement of disclosures) satisfy the requirements of Section 21E of the Exchange Act.

1:2 Business Development

Arbor, Inc. (the "Company") was incorporated in the State of Nevada as E Investments, Inc., on February 25, 1999, and will be engaged in the business of manufacturing, selling and distributing fence posts to be used by government parks, highway departments, ranchers and farmers throughout North America. We currently have no operations as initial manufacturing will begin in August 2000.

The Company's initial purpose for incorporation was to formally structure a company that would eventually be transferred to its current management. The company was formed by an entity that specializes in organizing new corporations in the state of Nevada. The initial authorized common stock of the Company was 25,000,000 shares.

The Company's first Director and Incorporator, Thomas C. Rowley, resigned on March 1, 1999, following the appointment of Yarek Bartosz as Director and President. Bartosz subsequently resigned on March 10, 1999, following the appointment of Joginder Brar ("Brar"), Jarek Zubik ("Zubik") and Harjit Mand ("Mand") as directors.

With the new Board of Directors in place, our purpose for incorporation became the manufacturing of fence posts to be used by government parks, highway departments, ranchers and farmers in order to meet the demand for wooden fence posts for the purpose of confining and restricting the movement of both domestic and wild animals. This market need was confirmed through interviews by our board of directors with several wood fence post distributors, farmers and ranchers in the Alberta region.

On March 10, 1999, we initially agreed to issue Brar and Zubic 1,500,000 shares each of our $0.001 par value common stock for services rendered to us during our formation and initial organization. The amount of shares to be issued to Brar and Zubic were subsequently reduced to 600,000 shares each in order to satisfy the requirements of individual investors contemplating an investment in our company. On March 10, 1999, we issued a Private Placement Memorandum, promulgated under Rule 504 of Regulation D ("504"), in order to raise an initial $100,000 by offering 2,000,000 shares at $.05 each. In addition, the board elected to issue a $.10 warrant to be attached to each share sold through the 504, convertible to free trading shares of the Company's common stock upon the Company completing its listing requirements. Our 504 was subsequently amended to include the issuance of the attached warrants and was closed on April 5, 1999.

The Board of Directors called a special meeting on March 18, 1999, during which they accepted the first $19,000 of the 504 proceeds and authorized the subsequent issuance of 380,000 shares in consideration thereof.

On April 5, 1999, the Board of Directors called a second special meeting. The board acknowledged the receipt of $70,800 in total proceeds to date from the 504, and authorized the subsequent total issue (including the original authorized issuance of 380,000 shares on March 18, 1999) of 1,416,000 shares in consideration thereof.

In summary, we sold 1,416,000 shares under the Private Placement Memorandum for which we received total proceeds of $70,800. In addition, we issued warrants equating to 1,416,000 shares, all of which are currently outstanding. This brought our total issued and outstanding shares to 2,616,000.

Further, we submitted our initial Form D to the Securities and Exchange Commission ("SEC") on April 5, 1999, reflecting total sales of $25,000 at the time the initial filing was prepared. Subsequent to the initial filing, we received the balance of $45,800, bringing our total raised to $70,800. We are currently in the process of filing our amended Form D to reflect the total sales of $70,800.

The Board of Directors held its first regular board meeting on April 11, 1999.

Subsequent to that meeting, the Board of Directors held three additional special meetings on May 28, 1999, July 9, 1999 and September 6, 1999, during which business and financial consultants were retained by the Company, resulting in rapid development of the Company's business plan and initiation of several required government filings, including this 10SB12G. In early December, Leo Moisio, an expert in the wood industry joined the Company as Vice-President in charge of Production.

On December 16, 1999, we changed our name to Arbor, Inc.

We are scheduled to begin field operations in August, 2000.

1:3 Business of Issuer

We will be in the business of manufacturing, selling and distributing fence posts throughout North America. Our principal product will be the wooden fence post, used primarily by government parks, highway departments, ranchers and farmers. After contacting many fence post distributors, farmers and ranchers, and then tabulating that data, we have concluded that there is a solid demand for wooden fence posts, especially for the purpose of confining and restricting the movement of both domestic and wild animals. According to international wood fencing distributors in the Alberta and Saskatchewan provinces, a demand is being created for fencing to separate the farming from the ranching operations, due in part to the current trend of farmers branching out into livestock management in the local Alberta region. Local distributors reported that their sales over the past two years have increased by more than fifty per cent.

Large sawmills can provide timber at greatly reduced rates by providing what they consider "waste material" that is quite often discarded by burning or burying. The timber they destroy, which is comprised of the top 20 to 30 feet of a tree, are perfect for the production of 3" to 4" posts. The Company will set up field operations directly in the forest where the sawmills are located, thereby reducing transportation costs by processing directly on site. Finished products will then be shipped directly to buyers.

In addition, forests which primarily contain raw material timber for the small posts are the most plentiful types. Our operation requires small diameter timber, while the sawmill is looking to purchase large diameter timber and is not interested in forests with small diameter timber.

We have contacted several real estate agencies and have located several forest properties for sale at prices ranging from $250 to $350 per acre for approximately 1500 acres. One acre will produce 60 to 90 cubic meters of timber out of which 30% will be large diameter timber sawmill grade and 70% will be suitable material for our operations. We have also contacted the government and there are several properties available for timber harvest from the government owned land on a lease basis. This exercise was done to evaluate the most economical method for production available utilizing the different sources of raw material timber supply.

Our Board of Directors have decided that for the first 12-24 months, the most suitable operation for the company will be to purchase the treetops from sawmills as this type of operation is the most economical and also the most simple operation for a company like ours that is just beginning its field operations.

When the company gains experience and develops a strong fiscal foundation, then we will be extending our operations to harvesting the forests, either from private forests which we will be purchasing or from leased government forests. While the ultimate production costs are about the same on private land as utilizing leased government land, the administrative process is far less cumbersome on private land. Furthermore, on government land we will have to pay for reforestation and timber dues as compared to private land where we will have the one time expense of the purchase price. After we have completed harvesting on private land we can reforest the land and keep it in our inventory as an asset with future forest to be harvested or sold as grazing land to a rancher for approximately 50% of the original cost.

Initially we will rely solely on large sawmills, including Vanderwell Sawmill in Slave Lake, Alberta to provide the raw material timber for our manufacturing operation during the first 3 stages of our operations. In addition, other sawmills in Alberta, including MillWestern in Atabaska and Bluerich Lumber have expressed interest to sell us their treetops, and we will be using them for our stage 4 and 5 operations.

In the event the sawmills cannot supply the necessary raw material treetops in the future, we will set up operating facilities on leased government land to manufacture and finish our product line. We will obtain all the necessary permits and other permission from the government in order to be able to harvest on government owned land.

Logging permits are usually obtained by the logging company hired to do the actual cutting, which is priced out at $11 per cubic meter of material removed from the property. We will need to obtain a commercial timber permit to work on government owned land. All of the permits are governed by the Canadian Forest Act, Operating Ground Rules, Timber Harvest Planning and the Commercial Timber Permit Section 22 of the Forest Act and Section 37-41 of those regulations authorizing a person to cut down timber. The cost of complying with government regulations are primarily reforestation costs of $8.62 per cubic meter and timber dues at $0.18 to $0.98 per cubic meter paid directly to the government for each cubic meter removed from the land. The permitting process will take approximately 30 days.

Nonetheless, we will continue to purchase our own material treetops directly from the large sawmills until it becomes economically feasible for us to begin our own logging operations.

The Production Process

The production process will begin in August 2000 and is made up of six distinctive parts, beginning with Pre-Production and continuing through five stages that encompass a period of two years. During the initial two years of operations, we will purchase raw materials directly from the large saw mills in the Slave Lake region. We will obtain all the necessary permits to be able to harvest in the event for any reason we would be unable to purchase our raw materials from the saw mills. Because we will not initially be harvesting timber, the permit process will be minimal and will be in place prior to our beginning field operations in August. Once we are ready to begin harvesting, any additional permitting processes will take approximately 30 days.

Logging permits are usually obtained by the logging company hired to do the actual cutting. We will need to obtain a commercial timber permit to work on government owned land. All permits issued are covered by the Alberta Timber Harvest Planning and Operating Ground Rules and Section's 22 and 37-41 of the Alberta Environmental Protection Forest Act

The key factors in the physical production process are the equipment and the skill of the loader operators, post peeler operators and cutters. Each wooden fence post is made the same way. Initially, the wood will be acquired from sawmills. At this point the logs have been cut to eight-foot lengths with different diameters, the most common being 3" to 4" and 5" to 6". The "poles" are then placed on the post peeler, which acts like an electric sharpener, and the fence post takes its final shape. Once completed, the posts are put on a stacker. When the stacker is full, it is tied and a loader moves the stacker aside, replacing it with an empty stacker. The loaders then move the tied posts to the loading area, where the posts are loaded on a truck for delivery to the buyers.

The first 12 months of production, which will encompass Stage's 1, 2 and 3, will be set up in the forest in and around Slave Lake, Alberta, where we will be purchasing wood (tree tops) from Vanderwell, LTD, a large sawmill in the area. They inform us that they can provide approximately 25,000 cubic meters per year at a cost to us of $5.59 per cubic meter. Our initial requirement will be 1080 cubic meters per month per one postpeeler. The initial amount of wood available to us will be enough to support two postpeelers for 12 months. During our pre-production phase we will be finalizing a contract with Vanderwell to supply the raw material timber. We will not need to work on government land initially, as we will be operating at the sawmill site. Therefore, there will be no need to obtain any permits or other permission from the government except workman's compensation insurance, employment insurance and Canadian Pension Plan.

During the pre-production phase, we will be acquiring our initial equipment, including the post peeler, jenset, loader and chainsaws. During the initial set-up, we will need to finalize our agreements with the buyers of our finished product, the sawmill; create a production yard, hire electricians on a temporary basis to connect the post peeler to the jenset and to connect lights in the yard, hire our labor force and set up our field office. We will also need to arrange agreements with the government concerning workman compensation insurance, employment insurance, Canadian pension plan and obtain equipment insurance, set up accounting policies, fuel supply, and spare parts supplies for our equipment. We will also need to arrange for the removal of the chips and sawdust from our yard, which is usually sold to paper mills equal to the cost of transporting it, and make arrangements with mechanics and electricians on an as needed basis in case of equipment failure.

Stage 1 of the Production Process will begin August 1, 2000 and will involve the use of one post peeler that will produce 56,160 fence posts per month. There are a number of factors that will determine the exact amount of fence posts that can be produced, including weather, equipment down time and labor down time. One hour of continuous production at 50% capacity during Stage 1 will produce 240 3" to 4" by 8' fence posts. At 9 hours per day, 26 days per month, the Company can produce 56,160 fence posts per month, allowing for normal delays and unforseen stoppages. In determining monthly production at all stages, we have discounted 50% of the operating time and assigned 25% down time for labor, 20% down time for equipment repair and 5% down time for extreme weather. Revenue, operating and profits figures are calculated on 50% down time or 56,160 3"-4"x8' fence posts per month.

The labor need during Stage 1 is one supervisor, who also serves as a loader operator, two post peeler operators, one general helper cutter and three dedicated cutters. We will need to acquire 41.5 cubic meters of wood per day and provide fuel for the post peeler and jenset, loader and chainsaws. In addition, we will need to maintain the equipment, clean up the yard and arrange transportation of the finished product to the buyer. It takes eight hours to load, transport the product and unload at buyer location. Each load can hold approximately 3400 3"-4"x8' fence posts. It will take a minimum of 17 loads per month to transport the finished goods to the buyer.

In order to increase production during Stage 2, which will begin February 1, 2001, we will need to acquire additional equipment and expand our crew. We will acquire an additional post peeler, loader, jenset and several chainsaws. We will need to provide fuel and transportation.

Stage 2 of the Production Process will involve the use of two post peelers that will produce 112,320 3"-4"x8' fence posts per month. One hour of continuous production at 50% capacity during Stage 2 will produce 480 3" to 4" by 8 fence posts. At 9 hours per day, 26 days per month, we can produce 112,320 posts per month.

The basic labor needed during Stage 2 is one supervisor, who also serves as a loader operator, one additional loader operator, four post peeler operators, 2 general helper cutter and six dedicated cutters. We will need to acquire 83 cubic meters of wood per day. It will take a minimum of 34 loads per month to transport the finished goods to the buyer.

Stage 3 of the Production Process will occur during the summer. During this summer period, the production process will involve the use of two post peelers that will produce 112,320 fence posts per month. One hour of continuous production at 50% capacity during Stage 3 will produce 480 3" -4" x 8' fence posts. At 9 hours per day, 26 days per month, we can produce 112,320 3"-4"x8' fence posts per month.

The labor need during Stage 3 is one supervisor, who also serves as a loader operator, one additional loader operator, four post peeler operators and one general helper. We will need 83 cubic meters of wood per day. It will take a minimum of 34 loads per month to transport the finished goods to the buyer.

The onset of Stage 4, which will begin October 1, 2001, will see a dramatic increase in our production capabilities. We will acquire an additional 20 chainsaws, 2 post peelers, 2 loaders and 2 jensets. These additions of new equipment will double the production output.

Stage 4 of the Production Process will involve the use of four post peelers that will produce 224,640 fence posts per month. One hour of continuous production at 50% capacity during Stage 4 will produce 1920 3" to 4" by 8 fence posts. At 9 hours per day, 26 days per month, we can produce 224,640 3"-4"x8' fence posts per month.

The labor need during Stage 4 is one supervisor, four loader operators, eight post peeler operators, 4 general helper cutters and twelve dedicated cutters. We will need to acquire 166 cubic meters of wood per day. It will take a minimum of 68 loads per month to transport the finished goods to the buyer.

Stage 5 summer production for the year 2002 will begin on June 1, 2002. During this summer period, the production process will involve the use of four post peelers that will produce 224,640 fence posts per month. One hour of continuous production at 100% capacity during Stage 5 will produce 1920 3" to 4" by 8 fence posts. At 9 hours per day, 26 days per month, we can produce 224,640 posts per month.

The labor need during Stage 5 is one supervisor, four additional loader operators, eight post peeler operators and 4 general helpers. We will need 166 cubic meters of wood per day. It will take a minimum of 68 loads per month to transport the finished goods to the buyer.

Marketing Strategy

Our marketing strategy is to build a solid base initially with major wholesalers and Original Equipment Manufacturer's ("OEM's"), who have existing distribution channels and a significant customer base in place in Canada. Once that market is secured, we will focus on supplying our product line to large distributors in the U.S. who distribute to State Parks, Highway Departments, Ranchers and Farmers.

To penetrate these markets, we will rely on several marketing techniques including direct executive sales, direct mail, repeat business from satisfied customers, advertising and promotion and industry specific public relations.

During our first twelve months of field operations, we will sell all of our fence products to Green Tree Fencing Supplies Ltd. in Prince Albert, Saskatchewan. They are an established major wholesaler with a selling history of more then 20 years and a volume of more then 5,000,000 fence post per year. After we establish a strong base and relationship with Green Tree and other wholesalers in the future, we will try to expand to U.S. markets when and if market conditions permit. However, we have to be cautious with expansion to the U.S. market because Green Tree and others in our area also have a strong base in the U.S. If we decide to market our product line in the U.S., we would become direct competitors rather than a supplier to those companies.

Sales Strategy

The Company's sales and marketing are conducted through its Calgary, Alberta headquarters.

The business of the Company is straightforward: the manufacturing and distribution of wooden fence posts. The Company's sales strategy is also straightforward: build a solid, consistent product that is delivered as ordered and on time. As government regulations and the demand for wooden fence posts fluctuate, it is important that the Company build a reputation as a steady supplier of wooden fence posts. This industry is small, despite a worldwide market demand for the Company's product line. Personal relationships play a key role as trust is developed between buyer and seller. The Company will build on its relationship with these key buyers as it implements its marketing strategy to steadily increase its sales.

Distribution Methods for Products and Services

The Company's product line is distributed by truck directly from the in-field forest location to the buyer. Each truckload can carry approximately 3400 3"-4"x8' finished fence posts.

During our first year of operations, we will be selling all of the fence posts to Green Tree Fencing Supplies LTD. Their prices will be free on board ("F.O.B.") our yard, Slave Lake, Alberta. Initially, we will not have the need for trucks as Green Tree will utilize their own trucks to pick up the finished product at our location. However, in the event we develop markets elsewhere, we will contract trucks as needed. We have already contracted several trucking companies in the area, with all providing approximately the same estimates averaging $59 per hour. We have no plans at present time to lease or purchase trucks.

Growth Strategy

We plan to commence production in August 2000 with one post peeler and production in excess of 56,000 3"-4" x 8 fence posts per month during the first stage of the operation. By the year 2001, we plan to have 4 post peelers on the production line. As we add post peelers to our operation, our gross revenues will increase while our operating expenses will begin to level off, resulting in steady growth.

The initial growth strategy for the Company calls for five stages of development during the first two years of operation. Stage 1 of the Production Process will involve the use of one post peeler that will produce 56,160 3"-4"x8' fence posts per month.

In order to increase production during Stage 2, the Company will need to acquire additional equipment and expand its crew. Stage 2 of the Production Process will involve the use of two post peelers that will produce 112,320 3"-4"x8' fence posts per month.

Stage 3 of the Production Process will occur during the summer. During this summer period, the production process will involve the use of two post peelers that will produce 112,320 3"-4"x8' fence posts per month. The onset of Stage 4 will see a dramatic increase in the Company's production capabilities. Stage 4 of the Production Process will involve the use of four post peelers that will produce 224,640 3"-4"x8' fence posts per month.

Stage 5 summer production for the year 2002 will begin on June 1, 2002. During this summer period, the production process will involve the use of four post peelers that will produce 224,640 3"-4"x8' fence posts per month.

Once we completes our initial growth strategy, we will concentrate on expanding our distribution capabilities through the leasing of government lands and eventually the purchase of private forests. This will allow us to sell all of the timber harvested, thereby greatly enhancing the total revenue and ultimate profitability of the Company. On each tree that is logged, seventy per cent is used for fencing while the remaining thirty per cent is used for high grade saw mill product. Once we are harvesting our own trees, we will be able to sell the thirty per cent high grade portion of each tree.

New Products and Services

The process of manufacturing wooden fence posts has remained the same for quite some time. However, the source of the basic wood product from suppliers such as saw mills could change in the future as foreign mills begin to outsource their product internationally.

Competitive Business Conditions

Competition in the Company's market segment is primarily based on price and quality, and to a lesser extent, the ability to meet delivery requirements on a consistent long-term basis and to provide specialized customer service.

The Company competes in North American lumber markets, primarily with other companies in the United States, Canada and Europe. In a trend that bodes well for the Company, Canadian lumber producers have increased their penetration into the United States market due to their lower wood costs, favorable exchange rates and stronger demand in the United States for wood fencing. Despite this fact and other favorable conditions, many of the Company's competitors have substantially greater financial and operating resources than the Company. In addition, wood products are subject to increasing competition from a variety of substitutes, including non-wood and engineered wood products.

Initially, by supplying our product to major wholesalers, the Company will have no direct competition since the "competition" is also the buyer of our product. Because we are supplying our product at a discounted rate, it is more feasible for the wholesaler to purchase directly from us rather than bear the cost of production themselves. Once the Company develops and markets its product line and has achieved financial stability, the possibility will exist to sell the product directly to the United States, thereby limiting the need for resellers of the product. Because of the more stringent governmental requirements for foresting in the United States and the larger availability of natural resources in Canada, the Company will be able to take advantage of these more favorable competitive business conditions and eventually emerge with a strong foothold in the United States marketplace.

During our initial twelve months of field operations, we will be selling all of our fence products to Green Tree. As stated earlier, Green Tree is well established with a large selling base in the U.S. with more then 20 years selling experience and volume in excess of 5,000,000 fence posts per year. When we develop our own market in the U.S., we have to make sure that our markets in the US are large and on a solid basis, as our Canadian wholesalers most likely will cancel our contracts once they realize we are competing directly with them in the U.S..

Sources and Availability of Raw Materials

The primary source of raw material for next 2 years for our product line are primarily private-sawmill treetops. In the past, sawmills have traditionally discarded tree tops as waste. However, these tree tops make good quality fence posts. By acquiring the tree tops from the sawmills, we preclude having to lease government lands for logging. At the same time we save the sawmill the step of having to discard the tree top. As an alternative source of raw materials, we can lease government owned forest land. At the present time we have no leases or purchases of privately owned or government land. We have discussed in principle with several sawmill operations the opportunity to purchase their tree top with positive results, and have verbal assurances from them that they will be signing contracts with us as soon as we are ready to commence production.

Customer Dependence

We will rely on two companies, Greentree Fencing Supply in Sakatchwan and Sunpine Forest Products in Alberta, for the majority of our initial sales during the first two years. As we grow, we will become less dependent on any one company.

Intellectual Properties

The Company's production process does not currently rely on any intellectual properties. The Company utilizes existing equipment that it purchases in the marketplace.

Government Approval of Products and Services

To the extent that we might become directly involved in logging at some point in the future, we will be required to abide by reforestation guidelines established by the Canadian government at the time we would commence logging operations. We would need a commercial timber permit to work on government owned land. All the permits are governed by Forest Act, Operating Ground Rules, Timber Harvest Planning Commercial timber permit Section 22 of the Forest Act and Section 37-41 of those regulations authorizing a person to cut crown timber. However, at the present time we have no plans to be involved in logging, as we will be purchasing our raw material timber directly from the sawmill.

Effects of Government Regulations on Business

The Cost of complying with government regulations are primarily reforestation costs at $8.62 per cubic meter and timber dues at $0.18 to $0.98 cubic meter paid directly to government for each cubic meter removed from the land.

Research and Development

The Company has not been involved in any direct research and development activities. During the normal course of business, the Company may develop new or improved log cutting, production or transportation methods.

Compliance with Environmental Laws

Currently the Company will be conducting its operations solely in Canada. The activities of the Company are subject to various Canadian environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water, establish standards for the treatment, storage and disposal of solid and hazardous waste, and govern the discharge of runoff storm water and wastewater. The Company is and will remain in compliance with such laws and regulations.

During our first 12 months of field operations, we will be regulated by our pending agreement with the sawmill for using approximable two acres of adjacent forest land. Our cost for clean up of the yard will run approximately $1340 per month. If and when we decide to run operations on government forest land, we will have to comply with Forest Act environmental laws. At present, the cost of reforestation is $8.62 per cubic meter, paid directly to the government for each cubic meter of forest removed from their land. Timber dues run from $0.18-$0.98 per cubic meter. The exact costs depend on the forest location and type of timber harvested.

Employees

The Company will begin its operation with seven full time employees. As the Company progresses through the different stages of its production process, the number of full time employees will increase to 29 in stage 4.

1:4 Reports to Security Holders

The Company currently is not required to deliver an annual report to security holders. The Company will begin to voluntarily send an annual report, including audited financial statements, to security holders beginning with the current fiscal year. In addition, the Company will begin filing reports and other information required by the SEC upon initial filing of its registration.

The public may read and copy any materials filed with the SEC at the SECs Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC maintains and Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. This information, once the Company completes its filing, will be available at http://www.sec.gov. It will also be available on the Company's web site in the future.

ITEM 2. MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

2:1 Plan of Operation

During the next two years, our Plan of Operation is to focus on the manufacturing of fence posts in the Canadian province of Alberta. We plan to meet what has appeared to become a strong demand for wood fence posts by government parks, highway departments, ranchers and farmers throughout North America. A key factor to this increased demand for wood fence posts according to major fence post distributors in the Alberta region is the current trend of farmers branching out into livestock management, resulting in a need for fencing to separate the farming from the ranching operations and to protect wildlife and farm animals from gaining access to highways.

We plan to implement our manufacturing process in five distinct stages, taking into consideration our ability to fund each stage of production, our cash flow and the subsequent need to raise cash. We have already secured financing for the pre-production study and listing costs and have secured verbal commitments from existing shareholders for Stage 1 cash requirements. Based on our current production schedule and the availability of raw material timber in the Alberta area, revenues generated from operations during the next two years should be sufficient to fund Stages 2 through 5.

Cash Flow and The Need To Raise Cash

We believe, and our auditor concurs, that without the realization of additional capital, it would be unlikely for the company to continue as a going concern. Our existing shareholders have verbally committed to exercising their warrants once we are a fully reporting, publicly traded company. This inflow of cash would enable us to begin field operations as planned in August 2000.

As of April 5, 1999, we had raised $70,800. These funds have been allocated for production studies, listing costs, prospectus, consulting fees, attorneys, accounting and all other expenses including telephone and travel. We believe that $70,800 is sufficient to proceed with our initial plans and there is no immediate need to further dilute existing shareholders by raising additional funds at this time in part due to the issuance of warrants to our shareholders who in turn have verbally committed to exercising those warrants once we become a fully reporting, publicly traded company. This will result in additional funds of $141,600 coming into our treasury. Our current cash requirement to implement production and begin Stage 1 in August 2000 is $97,902. Once production is initiated, we will have a cash reserve of $43,698 in our field operating account.

Our cash flow plans call for five separate stages of development in the production process following pre-production.

Pre-production expenses include the purchase of all equipment, development of the yard, salaries, reserves, gasoline for equipment, cash reserves, government fees and any other expenses.

Stage 1 will require approximately $37,500 in cash per month, which will cover labor costs, government fees, wood, fuel, repair, clean up, transportation, insurance and general administrative costs. This stage could produce gross revenues of approximately $70,690 per month. Stage 1 will begin in August 2000 and continue through the end of January 2001. During this period, we hope to generate $199,164 in net operating income. We will purchase our equipment during July 2000 for a total expenditure of $55,944.

The second stage of production will begin in February 2001 and will require approximately $75,000 in cash per month to sustain field operations. This stage could produce gross revenue of approximately $141,381 per month.

During Stage 3, which will take place during the summer, the Company will have two post peelers in operation. Cash requirements during this period are approximately $75,000 per month. This stage could produce gross revenue of approximately $141,381 per month.

We hope to realize $531,048 in net operating income for the eight month period that encompasses Stage's 2 and 3. In September 2001 we plan to purchase additional equipment, which is expected to cost $282,517.

Stage 4 will commence on October 1, 2001. With the purchase of additional equipment in September, we believe that we will double our production capability. Monthly cash requirements will be approximately $150,874. This stage could produce gross revenue of approximately $282,763 per month

Beginning June 1, 2002, Stage 5 will commence with the operation of four post peelers. Monthly production costs are expected to average $150,874. This stage could produce gross revenue of approximately $282,763 per month.

In summary, year 2000 operations could generate $165,970 in net operating income. From these earnings we plan to purchase additional equipment at a cost of $55,944, which could result in net income before tax of $110,026. Year 2001 operations could generate $959,918 in net operating income. During this year we plan to purchase additional equipment at a cost of $282,517,which could result in net income before tax of $677,401. Field Operations in 2002 could generate $1,582,704 in net operating income. In the event these expected net income results materialize, we plan to begin our own sawmill operations. Planning for this multi-million dollar endeavor will begin during the summer of 2001.

To recap, in order to begin field operations in August 2000, we have to receive the additional $97,902 from the execution of warrants by our existing shareholders. In the event the warrants are not exercised, we will have to obtain funding from another source. Failure to do so would have a material adverse effect on us.

Summary of Pre-Production Costs:

Item	Amount

Equipment Costs

Post Peeler	13,986
Loader	20,979
Chainsaws	6,993
Jenset	13,986

Total	55,944

Item	Amount

Set-Up Costs

Equipment Transportation	2,097
Creation of Yard	979
Electrician	1,398
Insurance	490

Total	4,964

Item	Amount

General Costs

Salaries	12,662
Yard Cleaning	1,398
Wood	6,083
Fuel	5,594
Repairs	3,006
Office & Legal	4,895
Government Fees	3,356

Total	36,994

Total Pre-Production	97,902

Upon exercise of the warrants we hope to have $141,600 in our treasury. We need $97,902 to commence production. This would leave us with $43,698 in cash reserves.

After commencing the production, second stage will financed from company accumulated proceeds.

Summary of Production Costs per month:

Item	Stage 1	Stage 2	Stage 3	Stage 4	Stage 5

Labor Costs	13,418	26,836	26,836	57,169	57,169
Government Fees	3,354	6,709	6,709	14,292	14,292
Wood	6,041	12,083	12,083	24,167	24,167
Fuel	5,594	11,188	11,188	22,377	22,377
Repair	3,496	6,993	6,993	13,986	13,986
Yard Cleanup	1,398	2,797	2,797	5,594	5,594
Insurance	699	1,398	1,398	2,797	2,797
G & A	3,496	6,993	6,993	10,489	10,489

Total	37,496	74,997	74,997	150,871	150,871

Note: Government Fees include worker's compensation insurance, employment insurance, pension plan requirements.

Summary of Projected Revenues per month:

Item	Pre-Production	Stage 1	Stage 2	Stage 3	Stage 4	Stage 5

Fence Posts Sales	0	70,690	141,381	141,381	282,763	282,763

Summary of Projected One-Time Expenditures

Item	Pre-Production	Stage 1	Stage 2	Stage 3	Stage 4	Stage 5

One-Time Expenditure

Start-Up Costs	97,902
Used Equipment Costs			55,944
New Equipment Costs					282,517

Total	97,902		55,944		282,517

Planned Research and Development

We will not be involved in any direct research and development activities. During the normal course of business, we may develop new or improved log cutting, production or transportation methods. However, we do not plan to spend any resources on development, nor do we plan to do any research.

Purchase or Sale of Plant and/or Equipment

We will be purchasing various pieces of equipment during the pre-production period and during Stage 2 and Stage 4. With each piece of equipment purchased, the Company's production capability expands, resulting in increased revenues, assets.

Pre-Production Equipment Purchase (used equipment to keep costs down):

Item	Amount

Post Peeler	13,986
Loader	20,979
Chainsaws (new)	6,993
Jenset Generator	13,986

Total	55,944

Stage 2 Equipment Purchase (used equipment):

Item	Amount

Post peeler	13,986
Loader	20,979
Chainsaws (new)	6,993
Jenset	13,986

Total	55,944

Stage 4 Equipment Purchase (new equipment) for use in two separate field operations:

Item	Amount

Post peeler	63,636
Loader	156,643
Chainsaws (new)	11,888
Jenset	50,349

Total	282,516

Significant Changes in the Number of Employees

As the Company proceeds through the different stages, its number of employees will gradually increase through the stages until the fifth stage when we will have 29 field employees plus three in the office.

Position	Stage 1	Stage 2	Stage 3	Stage 4	Stage 5
	Fall Year 1	Winter Year 1	Summer Year 1	Fall/Winter Y2	Summer Y2
Supervisor	0	0	0	1	1
Supervisor / Loader Operator	1	1	1	0	0
Loader Operator	0	1	1	4	4
Post Peeler Operators	2	4	4	8	8
Cutter/ General Help	1	2	2	4	4
Cutters	3	6	6	12	12
Office	1	2	2	3	3

Total	8	16	16	32	32

2:2 Managements Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

We had no field operations during fiscal year 1999.

The following table sets forth selected information from the statements of operations for the period ended March 31, 2000 and the year ended December 31, 1999.

Selected Statement of Operations Information

	For the Period Ended March 31, 2000	For the Year Ended December 31, 1999
Total Revenues	$0	$0
Total Expenses	$3,521	$109,504
Income (Loss) From Operations	$(3,521)	$(109,504)
Total Other Income (Expense)	$(0)	$(0)
Net Profit (Loss)	$(3,521)	$(107,990)

Total Revenues

The Company did not generate any revenues in 1999.

Cost of Goods Sold

The Company did not have any cost of goods sold in 1999.

Selling and General Administrative Expense

The Company's selling and general administrative expense totaled $109,504 during fiscal year 1999. This expense was primarily due to start up costs and the expense of initiating the Company's NASDAQ listing.

Retained Earnings

The Company had a retained earnings balance of $(113,025) as of March 31, 2000 and $(107,990) as of December 31, 1999.

Net Shareholder Equity

For the period ended March 31, 2000, net shareholder equity was $17,775 and for the year ended December 31, 1999, net shareholder equity was 21,296.

Tax Issues

We have not had any revenues and as a result we do not currently have any material tax issues.

Liquidity and Capital Resources

Selected Balance Sheet Information

	For the Period Ended March 31, 2000	For the Year Ended December 31, 1999
Total Current Assets	$17,775	$21,296
Total Current Liabilities	$0	$0
Total Property & Equipment	$0	$0
Total Liabilities	$0	$0
Total Other Assets	$0	$0
Total Assets	$17,775	$21,296
Net Shareholders' Equity	$17,775	$21,296

As of March 31, 2000, we have relied solely on the proceeds from the private sale of our Common Stock as of April 5, 1999. This will be sufficient to meet our liquidity requirement for pre-production study, listing costs, prospectus, consulting, attorney and accounting fees, research and all other expenses we may accrue during this period. The additional funds needed to meet our requirement for initial start up costs, equipment purchases and Stage 1 funding should be provided by proceeds from our warrants being exercised. This could generate $141,600 in additional funding. Thereafter, we will be able to cover all necessary costs from revenues generated by ongoing operations.

Other than the foregoing and the risk factors discussed herein, we know of no trends, demands, or uncertainties that are reasonably likely to have a material impact on our short term liquidity or capital resources.

Impact of Recently Issued Accounting Standards

Statement of Financial Accounting Standards 133 - Accounting for Derivative Instruments and Hedging Activities (SFAS 133) was recently issued. SFAS 133 established accounting and reporting standards for derivative financial instruments and for hedging activities. The Company does not currently engage in any activities that would be covered by SFAS 133.

Accounting for Stock Options

In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (SFAS123), which established the "fair value" method of accounting for stock based compensation arrangements. The company has not adopted any Stock Option Plan as of December 31, 1999. But the Board of Directors may plan to adopt a stock option plan in the future to reward the exceptional contributions to the Company by its management and employees.

Trends on Liquidity

The demand for wood fence posts in North America will have a positive effect on our liquidity in fiscal year 2000 and 2001. We have a ready market awaiting our product line as current demand exceeds supply.

Sources of Liquidity

The Company's liquidity will come from its ongoing operations and from proceeds generated by the sale of its Common Stock through Warrants that were issued during the Company's initial private placement in April 1999. The warrants expire on April 30, 2001. They will generate $141,600 in additional funding for us, enabling the start of pre-production and Stage 1. As of December 31, 1999, the following warrants were still outstanding:

Item	Number	Conversion	Exercise Price	Expiration Date

Common Stock Purchase Warrants	1,416,000	One for One	$0.10	April 30, 2001

Total Conversion			$141,600

Material Commitments for Capital Expenditures and the Expected Sources of Funds for These

During pre-production and Stage 1, funding for capital expenditures will come from the proceeds generated by the sale of our Common Stock Warrants. During Stages 2 and 4 as described herein, we will be purchasing additional equipment to facilitate our ongoing and expanded operations. The source of funds for these expenditures will come from ongoing operations.

Trends, Events and Uncertainties that could have an Impact on Net Operating Results

Not Applicable.

Significant Elements of Income/Loss Not From Continuing Operations

Not Applicable

Causes for any Material Change in Line Items

Not Applicable

Seasonal Aspects that Effect Results

The Company's future results may be affected in the event that sustained severe weather prohibits the Company from conducting operations in the forests around Alberta for a lengthy period of time. During the first few years, we will be purchasing our raw material timber from large sawmills on a year round basis. Therefore, seasonal conditions should not effect our results initially. We are not subject to other seasonal aspects, such as changing market conditions as the demand for our product is year round.

Impact of Inflation

The Company believes that inflation has not had a material effect on its past business.

Interim Periods

Not Applicable.

Material Changes

Not Applicable.

Discussion on Material Events That Would Cause Reported Information Not to be Indicative of Future

Not Applicable.

ITEM 3. DESCRIPTION OF PROPERTY

3:1 Location and Condition of Property

Principal Offices

Our principal offices are located at 28 Lavalencia Garden, N.E. Calgary, AB. T1Y 6P4. Our current office space of approximable 200 square feet is provided to us at no charge by our President. Once we begin field operations, we will establish a small office for administrative tasks.

Field Offices

The field operations will be situated in Northern Alberta (Edmonton area). The exact location of these field offices will vary depending upon where ongoing operations are being conducted. Our initial field office will be at the sawmill site in Alberta. the exact size and cost has not yet been determined.

3:2 Investment Policies

We do not own any real estate and currently do not have any investments in residential or commercial real estate. Our Board of Directors would decide any policies in the future.

3:3 Description of Real Estate and Operating Data

Not applicable.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

4:1 Security Ownership of Certain Beneficial Owners

The following table sets forth information as of December 31, 1999, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially 5% or more of the Common Stock:

Title	Name and Address of beneficial Owner	Shares owned Beneficially (1)	% Owned	If Corporation, Beneficial Owner of Corporation
Common	Joginder Brar 28 Lavalencia Gds. NE Calgary, Alberta T1Y 654	600,000	23%	N/A
Common	Jaroslav Zubik 6427 Dalton Dr. NW Calgary, Alberta T3A IEI	600,000	23%	N/A
Common	Jan Libal 10636-120 Street NW #417 Edmonton, Alberta T5H 4L5	180,000	7%	N/A
Common	Dr. S. Krizala Velke Namesti 143 Hradec Kralove 1 501 Chech Republic	140,000	5%	N/A

	Beneficial Owners as a Group	1,520,000	58%

Note (1) The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right. As of December 31, 1999, there were 2,616,000 common shares outstanding.

4:2 Securities Ownership of Management

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each director and officer of the Company and (ii) all directors and officers as a group:

Title of Class	Name and Address of beneficial Owner	Shares Owned Beneficially (1)(2)	% Owned
Common	Joginder Brar 28 Lavalencia Gds. NE Calgary, Alberta T1Y 654	600,000	23%
Common	Jaroslav Zubik 6427 Dalton Dr. NW Calgary, Alberta T3A IEI	600,000	23%
Common	Harjit Mand 163 Rundle Ridge Route NE, Calgary, Alberta T1Y 256	0	0%
Common	Leo Moisio B104-53016 Highway 60 Acheson Industrial Area Spruce Grove, Alberta, Canada T7X 3G7	0	0%
	Officers and Directors as a Group	1,200,000	46%

Note (1) The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right. As of March 31, 2000, there were 2,616,000 common shares outstanding.

Note (2) No officer, director or security holder listed above owns any warrants, options or rights. (See Certain Relationships and Related Transactions.")

Compliance with Section 16(A) of the Exchange Act

Under the securities laws of the United States, the Company's Directors, its Executive Officers (and certain other officers) and any persons holding more than 5% of the Company's outstanding voting securities are required to report their ownership in the Company's securities and any changes in that ownership to the Securities and Exchange Commission. Based solely upon the Company's reliance upon the written representations of its Directors and officers, the Company believes that it is in compliance with Section 16(a) of the Exchange Act.

4:3 Changes in Control

The Company does not anticipate any changes in control.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

5:1 Directors and Officers

The Directors and executive officers of the Company were appointed and/or elected to their respective positions on March 11, 1999. As of March 31, 2000, the names, ages and positions are as follows:

Name	Age	Position
Joginder Brar	34	President
Jaroslav Zubik	45	Secretary
Harjit Mand	33	Treasurer
Leo Moisio	55	President

All Directors of the Company will hold office until the next annual meeting of shareholders of the Company or until successors are duly elected and qualified.

The Officers of the Company are elected by the Board of Directors at the first meeting after each annual meeting of the Company's shareholders, and hold office until their death, or until they shall resign or have been removed.

Joginder Brar, 34, has served as President of the Company since March 11, 1999. While organizing the Company, Brar worked for the City of Calgary in its Transportation Department as a Dispatcher since 1990. Prior to working for the City of Calgary, he served as President of Nexus Telecom of Calgary. Brar received his Bachelor of Arts degree from India's Punjab University.

Jaroslav Zubik, 45, Secretary, has been with the Company since March 11, 1999. Zubik has been President of S.O.S. Printing and Laminations for Less in Calgary since 1985. Fluent in the English, Czech, German and Russian languages, he received his Mechanical Engineering Diploma from SPISS Technology Institute in 1975.

Harjit Mand, 33, Treasurer, joined the Company on March 11, 1999. Mand has spent the past nine years working for the City of Calgary in their Transportation Department. He previously served as the Sales Manager for Crescet Bakery in Calgary from 1986-1989. Mand studied Mechanical Engineering at the SAIT Technical School in Calgary.

Leo Moisio, 55, VICE -PRESIDENT has joined the Company as Vice-President in charge of production. An expert in the wood product industry, Moisio has developed industry contacts worldwide. Earning a degree in pulp and paper from the Pulp and Paper College in Finland IN 1969, Moisio recently served as International Sales Manager for Treeline Wood Products, Ltd., located in Edmonton, Alberta. During his tenure there, he was responsible for the shipping of two million board feet of wood product per month to Japan during a four-year period. He also spent 11 years with Eurocan B.C., during which time the company produced up to 1,000 tons of paper per day.

Board Committees

During the fiscal year ended December 31, 1999, the Directors of the Company did not formulate any formal committee.

Director Compensation

All authorized out-of-pocket expenses incurred by a Director on behalf of the Company will be subject to reimbursement upon receipt by the Company of required supporting document of such expenses. Although Directors may be eligible to participate in the Company's future stock option and / or incentive plan(s), if any, Directors do not receive any additional compensation or an annual Directors fee at the present time.

5:2 Significant Employees

The operations of the Company are divided into two groups, management personnel and in-field operational personnel. The general management of the Company will be critical due in part to the seasonality of the business. Scheduling and distribution must be precise in order to maintain the wood product flow. For each post peeler in operation, the Company will need to employ one key supervisor, two operators, one general laborer and three woodcutters. Each post peeler group has key, significant employees that are vital to the ongoing operations of the Company. The loss of any one of these significant employees could have a material adverse effect on the operations of the Company if they cannot be replaced in a timely manner. The Company is in the process of filing these positions.

The Company has retained consultant Jan Libal to assist in the development of its product line and staffing requirements. Libal joined the Company as an consultant after serving as vice-president for Timber King Forest Products, where he secured equipment for their post peeling operation, arranged contracts for the finished product, yard and yard maintenance, supervised the accounting department and prepared business plans. Prior to Timber King, he secured mining property for Calvest Resources and served as President of Westaurum Industries, Inc. During his career he has served as a senior technologist, layout engineer and contractor.

Leo Moisio, 55, has joined the Company as Vice-President in charge of production. An expert in the wood product industry, Moisio has developed industry contacts worldwide. Earning a degree in pulp and paper from the Pulp and Paper College in Finland IN 1969, Moisio recently served for seven years as International Sales Manager for Treeline Wood Products, Ltd., located in Edmonton, Alberta. During his tenure there, he was responsible for the shipping of two million board feet of wood product per month to Japan during a four-year period. He also spent 11 years with Eurocan B.C., during which time the company produced up to 1,000 tons of paper per day.

5:3 Family Relationships

Not Applicable.

5:4 Involvement in Legal Proceedings

Not Applicable.

ITEM 6. EXECUTIVE COMPENSATION

6:1 General

None of the Company's officers and directors receives any cash compensation at this time. The Company does plan to initiate a compensation schedule for its officers once the Company is profitable.

Brar and Zubik each received 600,000 shares of the Company's $.001 par value Common Stock for services and as founders of the Company.

The Company has retained a consultant, Jan Libal, to assist in the initial start-up of the Company. He receives compensation up to a maximum of $3,000 per month, plus expenses.

6:2 Summary Compensation Table

Name and Principal Position	Year	Annual Salary	Other Compensation	Total Compensation
Joginder Brar(1) President	1999	$0	$600	$600
Jaroslav Zubik(1) Secretary	1999	$0	$600	$600
Harjit Mand Treasurer	1999	$0	$0	$0
Leo Moisio	1999	$0	$0	$0

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

7:1 Previous Two Years

Not Applicable

7:2 Exempt

Not Applicable.

7:3 Parent Company

Not Applicable.

7:4 Transactions with Promoters

None.

ITEM 8. DESCRIPTION OF SECURITIES

8:1 Common or Preferred Stock

The authorized capital stock of the Company consists of 25,000,000 shares of $.001 par value Common Stock. All shares have equal voting rights and are non-assessable. Voting rights are not cumulative, and therefore, the holders of more than fifty percent (50%) of the Common Stock of the Company could, if they chose to do so, elect all the Directors.

Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and non-assessable.

Holders of Common Stock are entitled to share equally in dividends when, and if declared by the Board of Directors of the Company, out of funds legally available thereof. The Company has not paid any cash dividends on its Common Stock, and it is unlikely that any such dividends will be declared in the foreseeable future.

As of March 31, 2000, the Company had outstanding 2,616,000 shares of common stock.

Preferred Stock

The Company is not currently authorized to issue shares of Preferred Stock, and as a result, there have been no preferred shares issued or outstanding as of the date hereof.

In the event that the Company's Board of Directors authorize the issuance of Preferred Stock in the future, any of the Company's Preferred Stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of the Company may determine by resolution. The rights, preferences and limitations of separate series of Preferred Stock may differ with respect to such matters as may be determined by the Board of Directors. This is to include, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any), and voting rights. The potential exists therefore, that additional preferred stock might be issued which would grant additional dividend preferences and liquidation preferences to preferred shareholders. Unless the nature of a particular transaction and applicable statutes require such approval, the Board of Directors has the authority to issue these shares without shareholder approval. The issuance of Preferred Stock, if any, may have the effect of delaying or preventing change in control of the Company without any further action by shareholders.

Dividends

The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Under Nevada law, a company is prohibited from paying dividends if the company, as a result of paying such dividends, would not be able to pay its debts as they come due, or if the company's total liabilities and preferences to preferred shareholders exceed total assets. Any payment of cash dividends of the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

8:2 Debt Securities

None.

8:3 Other Securities

None.

PART 11

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

1:1 Market Information

The Company's common stock does not currently trade on the NASD Over The Counter Bulletin Board. Subsequent to this filing, the Company will apply to be listed on the NASD Over The Counter Bulletin Board.

Quarterly Stock Trading Summary: Not Applicable.

As of March 31, 2000, there were 1,200,000 shares of Common Stock considered to be restricted, pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). There were 1,416,000 free trading shares of Common Stock as of March 31, 2000.

1:2 Holders

As of March 31, 2000, there were 47 holders of record of the Company's Common Stock, and the number of beneficial holders was 4.

1:3 Dividends

The Company has not issued any dividends on its Common Stock and has no plans to issue any dividends in fiscal year 2000.

ITEM 2. LEGAL PROCEEDINGS

2:1 Pending Legal Proceeding

There are no pending legal proceedings.

2:2 Government Authority Contemplating

Not Applicable.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

3:1 Accountant Dismissed

Not Applicable.

3:2 Accountant Disclosures

Not Applicable.

3:3 Detail of Subject Matter

Not Applicable.

3:4 Discussions with Board of Directors

Not Applicable.

3:5 Accountant Authorized to Issue Subsequent Report

Not Applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

4:1 Date, Title, and Amount Sold

As of March 31, 2000, the Company had 2,616,000 shares of its $.001 par value common stock issued and outstanding of which 1,200,000 shares were issued in transactions exempt by reason of Section 4(2) of the Securities Act of 1933, as amended, and 1,416,000 shares were issued in transactions exempt by reasons of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended.

Date	Class	Shares	Price	Consideration	Issued To:	Status
4/5/99	Common	1,200,000	0.001	Svcs	Brar, Zubic	144
4/5/99	Common	140,000.05		Cash	Krizala	504
4/5/99	Common	180,000.05		Cash	Libal	504
4/5/99	Common	60,000.05		Cash	Fiala	504
4/5/99	Common	67,000.05		Cash	Sangha	504
4/5/99	Common	67,000.05		Cash	Gill	504
4/5/99	Common	67,000.05		Cash	Dhillon	504
4/5/99	Common	67,000.05		Cash	Minhas	504
4/5/99	Common	67,000.05		Cash	Gill	504
4/5/99	Common	67,000.05		Cash	Sangha	504
4/5/99	Common	67,000.05		Cash	Sangha	504
4/5/99	Common	67,000.05		Cash	Dhillon	504
4/5/99	Common	67,000.05		Cash	Mangat	504
4/5/99	Common	67,000.05		Cash	Sidhu	504
4/5/99	Common	67,000.05		Cash	Minhas	504
4/5/99	Common	20,000.05		Cash	Cech	504
4/5/99	Common	40,000.05		Cash	Khan	504
4/5/99	Common	40,000.05		Cash	Minhas	504
4/5/99	Common	40,000.05		Cash	Mithani	504
4/5/99	Common	40,000.05		Cash	Kanji	504
4/5/99	Common	4,000.05		Cash	McDonald	504
4/5/99	Common	8,000.05		Cash	Kanji	504
4/5/99	Common	6,000.05		Cash	Dhaliwal	504
4/5/99	Common	4,000.05		Cash	Scriver	504
4/5/99	Common	4,000.05		Cash	Scriver	504
4/5/99	Common	4,000.05		Cash	Scriver	504
4/5/99	Common	4,000.05		Cash	Kaur	504
4/5/99	Common	4,000.05		Cash	Mangat	504
4/5/99	Common	4,000.05		Cash	Mangat	504
4/5/99	Common	4,000.05		Cash	Randha	504
4/5/99	Common	4,000.05		Cash	Sandhu	504
4/5/99	Common	2,000.05		Cash	Kidwai	504
4/5/99	Common	2,000.05		Cash	Cole	504
4/5/99	Common	2,000.05		Cash	Gill	504
4/5/99	Common	2,000.05		Cash	Dhalla	504
4/5/99	Common	2,000.05		Cash	Hasham	504
4/5/99	Common	2,000.05		Cash	Mithani	504
4/5/99	Common	2,000.05		Cash	Mithani	504
4/5/99	Common	2,000.05		Cash	Mithani	504
4/5/99	Common	2,000.05		Cash	Common	504
4/5/99	Common	2,000.05		Cash	Djakovic	504
4/5/99	Common	2,000.05		Cash	Husarik	504
4/5/99	Common	2,000.05		Cash	Lodomez	504
4/5/99	Common	31,000.05		Cash	Parmar	504
4/5/99	Common	8,000.05		Cash	Sallh	504
4/5/99	Common	6,000.05		Cash	Fernandes	504

On April 5, 1999, the Company issued to 45 individuals and entities an aggregate 1,416,000 shares of its $.001 par value common stock at $0.05 each by virtue of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended, for a total consideration of $70,800 in cash and services. Of the 1,416,000 shares issued, 1,416,000 shares were free trading and 0 were restricted.

4:2 Underwriters

Not Applicable.

4:3 Offering Price

The Company has issued one Private Placement Memorandum ("PPM") by virtue of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended, at $.05 per share.

The first PPM was issued on March 10, 1999, offering up to $100,000 of the Company's Common Stock at $0.05 per share. On April 5, 1999, the PPM was amended to include Warrants at $.10 share. This increased the total amount of the PPM to $300,000. The PPM was closed on April 5, 1999.

4:4 Exemption Applied

The Common Stock was offered, issued and sold pursuant to and in accordance with the exemption from securities registration afforded by Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended.

4:5 Conversion Terms

Not Applicable.

4:6 Report Items

Not Applicable.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a pleas of nolo contenders or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

To the extent that a director, officer, employee, fiduciary or agent of a corporation has been successful on the merits in defense of any action, suit, or proceeding referred to in this Article or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, fiduciary or agent is proper in the circumstances because he has meet the applicable standard of conduct set forth herein. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs.

Expenses (including attorneys fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized in this Article, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

The board of directors may exercise the corporations power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.

PART F/S

ITEM 1. FINANCIAL STATEMENTS

Audited Financial Statement as of March 31, 2000 and December 31, 1999.

ARBOR, INC.
(FORMERLY E INVESTMENTS, INC.)
(A DEVELOPMENTAL STAGE COMPANY)

FINANCIAL STATEMENTS
March 31, 2000
December 31, 1999

(End of Page)

(End of Page)

BARRY L. FRIEDMAN, P.C.
Certified Public Accountant

1582 TULITA DRIVE LAS VEGAS, NEVADA 89123	OFFICE (702) 361-8414 FAX NO. (702) 896-0278

INDEPENDENT AUDITORS REPORT

Board Of Directors Arbor, INC. Calgary, Alberta, Canada	May 5, 2000

I have audited the Balance Sheets of Arbor, Inc., (Formerly E INVESTMENTS, INC.),(A Development Stage Company), as of March 31, 2000, and December 31, 1999, and the related Statements of Operations, Stockholders, Equity and Cash Flows for the periods January 1, 2000, to March 31, 2000, and February 25, 1999, (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arbor, Inc. (Formerly E INVESTMENTS, INC.), (A Development Stage Company), as of March 31, 2000, and December 31, 1999, and the results of its operations and cash flows for the periods January 1, 2000, to March 31, 2000, and February 25, 1999, (inception) to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Managements plans in regard to these matters are also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Barry L. Friedman
Certified Public Accountant

(End of Page 1)

ARBOR, INC.
(Formerly E INVESTMENTS, INC.)
(A Developmental Stage Company)

	BALANCE SHEET	March 31, 2000	December 31, 1999
	ASSETS
CURRENT ASSETS
Cash		$17,775	$21,296
TOTAL CURRENT ASSETS		$17,775	$21,296
OTHER ASSETS		$0	$0
TOTAL OTHER ASSETS		$0	$0
TOTAL ASSETS		$17,775	$21,296
	LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES		$0	$0
TOTAL CURRENT LIABILITIES		$0	$0
STOCKHOLDERS' EQUITY
Common Stock, $.001 par value, authorized 25,000,000 shares; issued and outstanding at December 31, 1999 - 2,616,000 shares March 31, 2000 - 2,616,000 shares		$2,616	$2,616
Additional paid-in capital		128,184	128,814
Deficit accumulated during the development stage		(113,025)	(109,504)
TOTAL STOCKHOLDERS' EQUITY		$17,775	$21,296
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$17,775	$21,296

The accompanying notes are an integral part of these financial statements.

(End of Page 2)

ARBOR, INC.
(Formerly E INVESTMENTS, INC.)
(A Developmental Stage Company)

STATEMENT OF OPERATIONS	Jan. 1, 2000 to Mar. 31, 2000	Feb. 25, 1999, to Dec. 31, 1999	Feb. 25, 1999 (inception) to Mar. 31, 2000
INCOME

Revenue	$0	$0	$0

EXPENSES
Accounting Fees	$1000	$825	$1,825
Bank Charges	21	79	100
Consulting Fees	1,500	26,600	28,100
Registration Costs	0	13,000	13,000
Travel Expense	1,000	9,000	10,000
Services	0	60,000	60,000

TOTAL EXPENSES	$3,521	$109,504	$113,025

Net loss	$(3,521)	$(109,504)	$(113,025)

Net loss per share - Basic and diluted	$(.0013)	$(.4186)	$(.4321)

Weighted average number of common shares outstanding	2,616,000	2,616,000	2,616,000

The accompanying notes are an integral part of these financial statements.

(End of Page 3)

ARBOR, INC.
(Formerly E INVESTMENTS, INC.)
(A Developmental Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock Shares	Common Stock Amount	Additional paid-in capital	Deficit accumulated during development stage
April 5, 1999 issued for services	1,200,000	$1,200	$58,800	$0
April 5, 1999 issued for cash	1,416,000	1,416	69,384
Net loss, February 25, 1999 (inception) to December 31, 1999				$(109,504)
Balance, December 31, 1999	2,616,000	$2,616	$128,184	$(109,504)
Net loss, January 1, 2000 to March 31, 2000				(3,521)
Balance, March 31, 2000	2,616,000	$2,616	$128,184	$(113,025)

The accompanying notes are an integral part of these financial statements.

(End of Page 4)

ARBOR, INC.
(Formerly E INVESTMENTS, INC.)
(A Developmental Stage Company)

Cash Flows from Operating Activities Jan. 1, 2000 to Mar. 31, 2000 Feb. 25, 1999, to Dec. 31, 1999 Feb. 25, 1999 (inception) to Mar. 31, 2000 Net Loss $(3,521) $(109,504) $(113,025) Issuance of common stock for services +60,000 +60,000 Net Cash Flows from Operating Activities $(3,521) $(49,504) $(53,025) Cash Flows From Investing Activities $0 $0 $0 Cash Flows From Financing Activities Issuance of common stock for cash $0 $+70,800 $+70,800 Net Cash Flows From Financing Activities $0 $+70,800 $+70,800 Net increase in cash $(3,521) $+21,296 $+17,775 Cash, Beginning of period 21,296 0 0 Cash, End of period $17,775 $21,296 $17,775

The accompanying notes are an integral part of these financial statements.

(End of Page 5)

ARBOR, INC.
(Formerly E INVESTMENTS, INC.)
(A Developmental Stage Company)

NOTES TO FINANCIAL STATEMENTS
March 31, 2000, and December 31, 1999

NOTE I HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized February 25, 1999, under the laws of the State of Nevada, as E INVESTMENTS, INC. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

On April 5, 1999, the Company issued 1,200,000 shares of its $.001 par value common stock for services of $ 0.05 or a total of $ 60,000.

On April 5, 1999, the Company completed a public offering that was offered without registration under the Securities Act of 1933, as amended ("The Act"), in reliance upon the exemption from registration afforded by Sections 4(2) and 3(b) of the Securities Act and Regulation D promulgated thereunder. The Company sold 1,416,000 shares of common stock at a price of $0.05 per share, for a total amount raised of $ 70,800.

On December 16, 1999, the Company changed its name to Arbor, Inc.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting policies and procedures have not been determined except as follows:

1. The Company uses the accrual method of accounting.
2. The Company has adopted a year end of December 31st.
3. Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. As of March 31, 2000, the Company had no dilutive common stock equivalents such as stock options.
4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.
5. In April, 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), Reporting on the Costs of Start-Up Activities which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998, with initial adoption reported as the cumulative effect of a change in accounting principle.
6. The Company's accounting policy for issuing shares in a non-cash transaction is to issue the equivalent amount of stock equal to the fair market value of the assets or services received.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

NOTE 4 - WARRANTS AND OPTIONS.

There are warrants outstanding to acquire additional shares of common stock. These warrants are attached to the shares issued pursuant to the public offering as described in Note #1 and are convertible to free trading shares. These warrants are to be exercised at $ 0.10 per share when the Company is listed on OTC.B.B.

NOTE 5 - RELATED PARTY TRANSACTION

The Company neither owns nor leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

(End of Page 7)

PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit	Description of Document
2	Charter and By-Laws

2.1	Articles of Incorporation Arbor, Inc.(Formerly E Investments, Inc.)
2.2	By-Laws of Arbor, Inc. (Formerly E Investments, Inc.)
2.3	Name Change

3	Instruments Defining the Rights of Security Holders

3.1	See Exhibit 2.1 "Articles of Incorporation"

5	Voting Trust Agreement

5.1	None

6	Material Contracts

6.1	Consulting Agreement with Libal

7	Material Foreign Patents

7.1	None

12	Sales Materials

12.1	None

15	Additional Exhibits

15.1	None

ITEM 2. DESCRIPTION OF EXHIBITS

Exhibit 2.1 Articles of Incorporation

Amendment to the Articles

Filed #C4360-99
December 16, 1999
IN THE OFFICE OF
/S/
DEAN HELLER SECRETARY OF STATE

ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
E-INVESTMENTS, INC.

AMENDMENT #1

Pursuant to the provisions of Section 10-061, Nevada Revised Statutes, the undersigned corporation adopts the following article of amendment to its articles of incorporation:

FIRST: The name of this corporation is E-Investments, Inc.

SECOND: Article I of the articles of incorporation of this corporation is hereby amended to read in its entirety as follows:

ARBOR, INC.

THIRD: The date of adoption of this amendment by the shareholders of this corporation is December 9, 1999.

FOURTH: The number of shares of the corporation outstanding at the time of adoption of this amendment was 2,616,000 and the number of shares entitled to vote thereon was 2,616,000. All 2,616,000 shares are of the same class.

FIFTH: The number of outstanding shares voted for this amendment was 2,477,000 and the number of shares voted against this amendment was zero.

SIXTH: This amendment does not provide for an exchange, reclassification, or cancellation of issued shares.

SEVENTH: This amendment does not effect a change in the amount of stated capital of the corporation.

DATED: December 9, 1999
/S/
Joginder Brar, President
/S/
Jaroslav Zubik, Secretary

NOTARIZED

Original Articles of Incorporation

Filed FEB 251999

ARTICLES OF INCORPORATION OF E INVESTMENTS, INC.

THE UNDERSIGNED PERSON, acting as Incorporator of a corporation under the provisions of the Nevada General Corporation Law, adopts the following Articles of Incorporation:

FIRST. The name of the corporation is:

E INVESTMENTS, INC.

SECOND. The street address of the corporations resident agent and the principal or statutory address of this corporation in the State of Nevada shall be:

CORPORATE SERVICE CENTER, INC.
1475 Terminal Way, Suite E
Reno, Washoe County, NV 89502

This corporation may maintain an office, or offices, in such other place or places within or without the State of Nevada as may be from time to time designated by the Board of Directors, or by the bylaws of said corporation, and that this corporation may conduct all corporation business of every kind and nature, including the holding of all meetings of directors and stockholders, outside the State of Nevada as well as within the State of Nevada.

THIRD. The corporation shall have unlimited power to engage in and do any lawful act concerning any or all lawful business for which corporations may be organized under the Law and not limited by the Statutes of Nevada, or any other state in which it conducts its business.

FOURTH. That the total number of voting common stock authorized that may be issued by the corporation is TWENTY FIVE MILLION (25,000,000) shares of stock with $0.001 par value, and no other class of stock shall be authorized. Said shares may be issued by the corporation from time to time for such considerations as may be fixed from time to time by the Board of Directors.

FIFTH. The governing board of this corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the bylaws of this corporation, providing that the number of directors shall not be reduced to less than one (1). The name and post office address of the first Board of Directors, which shall be one (1) in number, shall be listed as follows:

TREVOR C. ROWLEY
1475 Terminal Way, Suite E
Reno, NV 89502.

SIXTH. The capital stock, after the amount of the subscription price, or par value, has been paid in, shall not be subject to assessment to pay the debts of the corporation.

SEVENTH. The name and post office address of the Incorporator signing the Articles of Incorporation is as follows:

TREVOR C. ROWLEY
1475 Terminal Way, Suite E
Reno, NV 89502.

EIGHTH. The corporation is to have perpetual existence.

NINTH. Any corporate officer, director, or shareholder of this corporation shall not, in the absence of fraud, be prohibited from dealing with this corporation either as vendor, purchaser or otherwise. A pecuniary interest in any transaction by any such director, shareholder or officer shall not disqualify him in any way from acting in his corporate capacity. No director nor officer, nor any firm, association, or corporation of which he shall be a member, or in which he may be pecuniarily interested in any manner be disqualified from dealing with the corporation as a result of the association. No director nor officer, nor any foreign association, or corporation with which he is connected as aforesaid shall be liable to account to this corporation or its shareholders for any profit realized by him from or though any such transaction or contract, it being the express purpose and intent of the Article to permit this corporation to buy from sell to, or otherwise deal with the partnerships, fu-ms, or corporations of directors and officers of the corporation, or any one or more of them who may have pecuniary interest, and the contracts of this corporation, in the absence of fraud, shall not be void or voidable or affecting in any manner by reason of such position. Furthermore, directors of this corporation may be counted for a quorum of the Board of Directors of this corporation at a meeting even though they may be pecuniarily interested in matters considered at a meeting; any action taken at such a meeting with reference to such matters by a majority of the disinterested directors shall not be void or voidable by this corporation in the absence of fraud.

TENTH. No director or officer of the corporation shall be personally liable to the corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer or for any act or omission of any such director or officer, however, the foregoing provision shall not eliminate or limit the liability of a director or officer for (a) acts or emissions which involve intentional misconduct, fraud or a knowing violation of law or (b) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the stockholders of the corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or emissions prior to such repeal or modification.

ELEVENTH. This corporation reserves the right to amend, alter, change or repeal any provision contained in the Articles of Incorporation, in the manner now or hereafter prescribed by statute, or by the Articles of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, THE UNDERSIGNED, being the Incorporator hereinbefore named for the purpose of forming a corporation pursuant to the General Corporation Laws of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set my hand this Monday, February 15, 1999.

/S/
TREVOR C. ROWLEY
Incorporator

NOTARIZED

Exhibit 2.2 By-Laws

BY-LAWS OF E INVESTMENTS, INC. a Nevada Corporation
ARTICLE 1. MEETINGS OF STOCKHOLDERS

ANNUAL MEETING

Section 1. The annual meeting of the stockholders of this corporation shall be held at the Nevada offices of the Corporation on April 5 at 1 am/pm each and every year, or at such other places and times as the directors shall from time to time determine. The purpose of this meeting shall be for the election of directors and such other business as may properly come before said meeting. Notice of the time, place an object of such meeting shall be given by publication thereof by serving personally or by mailing at least ten (IO) days prior to such meeting, postage prepaid, a copy of such notice, addressed to each stockholder at his residence or place of business, as the same shall appear on the books of the corporation. No business other than that stated in such notice shall be transacted at such meeting without the unanimous consent of all the stockholders thereat, in person or by proxy.

SPECIAL MEETINGS

Section 2. Special meetings of stockholders, other than those regulated by statute, may be called at any time by the president or by a majority of the directors. It shall also be the duty of the president to call such meetings whenever requested to do so by the holder or holders of the majority share of the capital stock of the corporation. A notice of every meeting stating the time, place and object thereof, shall be given by mailing, postage prepaid, at least ten (10) days before such meeting, a copy of such notice addressed to each stockholder at his post office address as the same appears on the books of the corporation.

QUORUM

Section 3. At all meetings of the stockholders, there shall be present, either in person or by proxy, stockholders owning FIFTY ONE PERCENT (51%) of the capital stock of the corporation in order to constitute a quorum. If a quorum is not present, the stockholders present in person or by proxy may adjourn to such future time as shall be agreed upon by them, and notice of such adjournment shall be mailed, postage prepaid; to each stockholder at least ten (IO) days before such adjourned meeting, but if a quorum is

Present, they may adjourn from day to day as they see fit, and no notice of such adjournment need be given.

VOTING CAPACITY

Section 4. At all meetings of the stockholders, each stockholder shall be entitled to one vote for each share of stock in his own name on the books of the corporation, whether represented in person or by proxy. All proxies shall be in writing and signed.

ORDER OF BUSINESS

Section 5. At all meetings of stockholders the following shall be the order of business so far as is practicable:

1. Calling the roll
2. Reading, correcting, and approving of the minutes of the previous meeting
3. Reports of officers
4. Reports of committees
5. Unfinished business
6. New business
7. Election of directors
8. Miscellaneous business

ARTICLE 11. DIRECTORS

ELECTION

Section 1. The board of directors of this corporation, consisting of a least one (1) person, shall be elected for the term of three years at the annual meeting of stockholders, except as hereinafter otherwise provided for filling vacancies. The directors shall be chosen by a majority vote of the stockholders, voting either in person or by proxy, at such annual election.

VACANCIES

Section 2. Vacancies in the board of directors, occurring during the year, shall be filled for the unexpired term by a majority vote of the remaining directors at any special meeting called for that purpose, or at any regular meeting of the board.

DEATH OR RESIGNATION OF ENTIRE BOARD

Section 3. In case the entire board of directors shall die or resign, any stockholder may call a special meeting in the same manner that the president may call such meetings,

and directors for the unexpired term may be elected at such special meeting in the manner provided for their election at annual meetings.

RULES AND REGULATIONS

Section 4. The directors shall have the general control and management of the business and affairs of the company and shall exercise all the powers that may be exercised or performed by the corporation. The board of directors may adopt such rules and regulations for the conduct of their meetings and management of the affairs of the corporation as they may deem proper, not inconsistent with the laws and statutes of the state of Nevada, the articles of incorporation, or these bylaws. Such management will be by majority vote of the board of directors with each director having an equal vote.

TIME OF MEETING

Section S. The board of directors shall meet regularly at 1 pm, on 5th day of each month of each and every year, at the office of the company at Reno, Nevada, or at such other places and times as the board of directors shall by resolution appoint. On the request of the president or any director, the secretary shall call a special meeting of the board. The secretary shall give each director at least ten (10) days prior notice of such meeting. Special meetings may also be called by execution of the appropriate waiver of notice as contained in Article VI of these bylaws.

RESOLUTIONS

Section 6. A resolution, in writing, signed by all or a majority of the members of the board of directors, shall constitute action by the board of directors to the effect therein expressed, with the same force and effect as though such resolution had been passed at a duly convened meeting and it shall be the duty of the secretary to record every such resolution in the Minute Book of the corporation under its proper date.

COMMITTEES

Section 7. All committees shall be appointed by the board of directors. The directors may, by majority resolution, designate one or more committees with a director or directors to manage the business or any aspect of the business and to have full powers.

ARTICLE 111. OFFICERS

Section 1. The officers of this corporation shall consist of a president, one or more vice-presidents, secretary, treasurer, resident agent and such other officers as shall be elected or appointed by the board of directors. The salaries of such officers shall be fixed by the board of directors and may be changed from time to time by a majority vote of the board. Each officer shall serve for a ten-n of one (1) year or until their successors are chosen and qualified. Officers may be reelected or reappointed for successive annual terms. Additional officers elected or appointed by the board of directors shall hold their offices for such ten-ns and shall exercise such powers and perform such duties as shall be determined by the board of directors.

DUTIES OF THE PRESIDENT

Section 2. The president shall preside at all meetings of the board of directors, and shall act as temporary chairman at, and call to order all meetings of the stockholders. The president shall sign or countersign all certificates, contracts and other instruments of the corporation as authorized by the board of directors. The president shall have general management of the affairs of the corporation, subject to the board of directors, and shall perform all duties as are incidental to his office or are required of him by the board of directors.

DUTIES OF VICE-PRESIDENT

Section 3. The vice-president shall, in the absence or incapacity of the president, perform the duties of the president and shall have such powers and such duties as may be assigned to him by the board of directors.

DUTIES OF THE SECRETARY

Section 4. The secretary shall keep the minutes of the board of directors, and also the minutes of the meetings of stockholders he shall attend to the giving and serving of all notices of the company, shall have charge of the books and papers of the corporation and shall make such reports and perform such other duties as are incidental to his office and as the board of directors may direct. The secretary shall be responsible that the corporation complies with Section 78.105 of the Nevada Corporation Laws by supplying to the Nevada resident agent or principal office in Nevada, any and all amendments to the corporations Articles of Incorporation and any and all amendments or changes to the bylaws of the corporation. Also in compliance with Section 78.105 of the same laws, he will also maintain and supply to the Nevada resident agent or principal office in Nevada, a current statement setting forth the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete post office address, including street and number, if any, where such stock ledger or duplicate stock ledger specified in the section is kept.

DUTIES OF THE TREASURER

Section 5. The treasurer shall have the care and custody of all the funds and securities of the corporation and shall keep regular books of account. He shall disburse the funds of the corporation in payment of the just demands against the corporation, or as may be ordered by the board of directors, making proper such vouchers for such disbursements and shall render to the board of directors or stockholders, as may be required of him, an account of all his transactions as treasurer and of the financial condition of the corporation. He shall perform all other duties as are incidental to his office or as properly required of him by the board of directors.

DUTIES OF THE RESIDENT AGENT

Section 6. The resident agent shall be in charge of the corporations registered or principal office in the state of Nevada, upon whom process against the corporation may be served and shall perform all duties as required of him by statute.

ARTICLE IV. STOCK

Section 1. Certificates of stock shall be in a form approved by the board of directors and shall be consecutively numbered. The name of the person owning the shares represented by each certificate, with the number of such shares and the date of issue, shall be entered on the company's books. The president and secretary shall sign all certificates of stock issued by the corporation. All certificates of stock transferred by endorsement therein shall be surrendered by cancellation and new certificates issued to the purchaser or assignee.

ARTICLE V. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 1. The corporation shall indemnify any and all of its directors or officers or former directors or officers or any person who may have served at its request as a director or officer of another corporation in which it owns shares of capital stock or of which it is a creditor against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been directors or officers or a director or officer of the corporation, or of such other corporation, except, in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled under by-law, agreement, vote of stockholders or otherwise.

ARTICLE VI. WAIVER OF NOTICE

Section 1. Whenever, under the provisions of these bylaws or of any of the corporate laws, the stockholders or directors are required to give notice or allow a lapse of time after such notice for authorization to hold a meeting, such meeting may be held without such notice and without such lapse of time by execution of the appropriate waiver of notice by a majority of the directors of the corporation.

ARTICLE VII. AMENDMENTS

Section 1. These bylaws may be amended at any stockholders meeting by a vote of the stockholders owning a majority of the stock, represented either in person or by proxy, provided the proposed amendment is included in the notice of such meeting. The board of directors may amend the bylaws or adopt additional bylaws, but shall not alter or repeal any bylaws adopted by the stockholders of the corporation. A copy of any amended bylaws shall be sent to each stockholder and to the resident agent within ten (IO) days after the adoption of the same.

CERTIFIED TO BE THE BY-LAWS OF: E INVESTMENTS, INC.

BY: /S/
Secretary

Exhibit 2.3 Name Change

ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
E-INVESTMENTS, INC.
FILED #C4360-99

AMENDMENT #1

Pursuant to the provisions of Section 10-061, Nevada Revised Statutes, the undersigned corporation adopts the following article of amendment to its articles of incorporation.

FIRST: The name of this corporation is E-Investments, Inc.

SECOND: Article 1 of the articles of incorporation of this corporation is hereby amended to read in its entirety as follows:

ARBOR, INC.

THIRD: The date of adoption of this amendment by the shareholders of this corporation is: December 9, 1999.

FOURTH: The number of shares of the corporation outstanding at the time of adoption of this amendment was 2,616,000 and the number of shares entitled to vote thereon was 2,616,000; All 2,616,000 shares are of the same class.

FIFTH: The number of outstanding shares voted for this amendment was 2,477,000 and the number of shares voted against this amendment was zero.

SIXTH: This amendment does not provide for an exchange, reclassification, or cancellation of issued shares.

SEVENTH: This amendment does not effect a change in the amount of stated capital of the corporation.

DATED: December 9, 1999

/s/
Joginder Brar, President

/s/
Jaroslav Zubik, Secretary

NOTARY

/s/
12/9/99

Exhibit 6.1 Consulting Agreement with Libal

RESOLUTION OF THE BOARD DIRECTORS
OF
E INVESTMENTS, INC.,
A Nevada Corporation

I, the undersigned, being all of the Directors of E INVESTMENTS, INC., a Nevada corporation, having met and discussed the business herein set forth, have Unanimously

RESOLVED, that

We except following cash investment from:

Dr. Sarka Krizala	$ U.S. 7,000 (for 140,000 shares)
Jan Libal	$ U.S. 9,000 (for 180,000 shares)
Jana Fiala	$ U.S. 3,000 (for 30,000 shares)

After consideration we come to the conclusion that start up Pre-production capital will be required in the range of $60,000 (U.S.) To $70,000(U.S.)

We will employ Mr. Jan Libal as the consultant for a period of one year. He will be compensated for his services to a maximum of $ 3,000 (U.S.) Per month plus traveling expenses. His duty to the corporation will be: Negotiating contracts with private and government agencies for supply of wood, sale contracts for our finished products, assist with prospectus listing requirements, locate equipment and assist with stock management when the corporation achieves public status.

DATED this 18th Day of March, 1999

/S/
DIRECTOR IN TOTO

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Arbor, Inc.
Date: May 11, 2000

By:

Joginder Brar, President